8-50592

BB 3/4

04002790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 24 2004 WASHINGTON DC SECTION

SEC FILE NUMBER
8- ~~37682~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nord Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9226 Teddy Lane, Suite 125
(No. and Street)

Lone Tree, CO 80124-5474
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlen D. Nordhagen (303) 705-8020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec St., Ste 200	Greenwood Village	Colorado	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Arlen Nordhagen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nord Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANEIL M. ROBINSON NOTARY PUBLIC STATE OF COLORADO

Signature

President

Title

Notary Public MY COMMISSION EXPIRES 07/02/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORD SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

NORD SECURITIES CORPORATION

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nord Securities Corporation

We have audited the accompanying statement of financial condition of Nord Securities Corporation as of December 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nord Securities Corporation as of December 31, 2003, and the results of its operations and the changes in shareholder's equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 14, 2004

NORD SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	8 876
Securities owned, at fair value (Note 1)		23 265
Other assets		1 516
	$	**33 657**

SHAREHOLDER'S EQUITY (Note 2)

Common stock, no par value; 1,000,000 shares authorized 1,000,000 shares issued and outstanding	$	19 575
Retained earnings		14 082
TOTAL SHAREHOLDER'S EQUITY		33 657
	$	**33 657**

The accompanying notes are an integral part of this statement

NORD SECURITIES CORPORATION

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:		
Commissions and fees	$	8 900
Realized and unrealized loss on investments		(8 635)
Interest and dividends		20
Total revenue		285
EXPENSES:		
Consulting fees (Note 3)		8 010
General and administrative expenses		5 044
Total expenses		13 054
NET LOSS	**$**	**(12 769)**

The accompanying notes are an integral part of this statement.

NORD SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock		Retained
	Shares	Amount	Earnings
BALANCES, December 31, 2002	1 000 000	$ 15 200	$ 26 851
Capital contributions	-	4 375	-
Net loss	-	-	(12 769)
BALANCES, December 31, 2003	**1 000 000**	**$ 19 575**	**$ 14 082**

T... ...ing notes are an integral part of this statement.

NORD SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(12 769)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in investments in securities		8 635
Decrease in other assets		219
Net cash used in operating activities		(3 915)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		4 375
NET INCREASE IN CASH		460
CASH AND CASH EQUIVALENTS, at beginning of year		8 416
CASH AND CASH EQUIVALENTS, at end of year	**$**	**8 876**

NORD SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nord Securities Corporation (the Company) is a Colorado corporation which was formed on October 1, 1997 to engage in financial advisory services. The Company currently operates as a consultant where it participates in mergers and acquisitions for a consulting fee. The Company is registered as a broker-dealer with the Securities and Exchange Commission. The Company is a wholly owned subsidiary of Nord Capital Group, Inc.

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3 (k)(2)(i).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The Company, with the consent of its shareholder, has elected to be taxed under a section of federal and state income tax law that provides for the shareholder to report all items of income, deductions, losses and credits. Therefore, these statements do not include any provision (benefit) for corporate income taxes.

Securities owned represents NASDAQ common stock and NASDAQ common stock warrants. The Company records the common stock at market value and the warrants are recorded at the Company's cost basis.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2003, the Company had net capital and net capital requirements of $25,374 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

Consulting fees in the amount of $8,010 were paid by the Company to its Parent for the year ending December 31, 2003. The Company is provided office space and certain overhead expenses by its Parent.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and other assets, are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned by the Company are valued as described in Note 1.

At December 31, 2003, the Company holds securities for its own account and may incur losses should the value of these securities decline subsequent to December 31, 2003.

SUPPLEMENTARY INFORMATION

NORD SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

CREDIT:		
Shareholder's equity	$	33 657
DEBITS:		
Securities, at fair value, not readily marketable		2 475
Other assets		1 516
Total debits		3 991
NET CAPITAL BEFORE HAIRCUTS		29 666
Haircuts on security positions, includes undue concentration charge of $1,174		4 292
NET CAPITAL		25 374
Minimum requirements of 6-2/3% of aggregate indebtedness of $0 or $5,000, whichever is greater		5 000
Excess net capital	**$**	**20 374**
AGGREGATE INDEBTEDNESS	**$**	**-**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0 to 1**

NORD SECURITIES CORPORATION

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17A-5(D)
DECEMBER 31, 2003

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	8 876
Decrease in non-allowable assets		29 425
Increase in haircuts on securities		(4 292)
Increase in expenses		(8 635)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(D)	**$**	**25 374**

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Nord Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Nord Securities Corporation for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Nord Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17s-13 or complying with the requirements for prompt payment for securities under Section 8(b) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Nord Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, during the year ended December 31, 2003, the SEC discovered that the Company had not recorded on its book and records certain liabilities paid on its behalf by its Parent, Nord Capital Group, Inc. Accordingly, the Company was not in compliance with minimum capital requitements of Rule 15c3-1. Subsequently, the Company corrected this deficiency by recording these liabilities on their books and records. Except for the matter described above, based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions's objectives.

In addition, our review indicated that Nord Securities Corporation was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 14, 2004